Filed by Comtech Telecommunications Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Form S-4 File No.: 333-236840

Subject Company: Gilat Satellite Networks Ltd.

Commission File No.: 000-21218

Date: June 3, 2020

The following is an excerpt from Comtech Telecommunications Corp.’s (“Comtech”) fiscal 2020 third quarter earnings release issued on June 3, 2020:

Comtech’s acquisition of Gilat Satellite Networks Ltd. (“Gilat”) remains subject to certain conditions to closing, including regulatory approval in Russia. In May 2020, Comtech received notification from the Federal Antimonopoly Service of the Russian Federation that it was extending the review period for Comtech’s application pending a decision under the Foreign Investment Law to determine whether approval is required from the Chairman of the Russian Government Commission for Supervising Foreign Investments.

The following investor presentation was posted by Comtech on its website on June 3, 2020:

Investor Presentation Q1 Fiscal Year 20 20 This presentation reflects information as of December 4, 2019 Fix Building Graphic Investor Presentation Q 3 Fiscal Year 20 20 This presentation reflects information as of June 3, 2020

Cautionary Statement Regarding Forward - Looking Statements Text 3 Certain information in this presentation contains forward - looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech’s management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward - looking statements . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward - looking statements, which generally are not historical in nature . Forward - looking statements could be affected by factors including, without limitation : the risk that the acquisitions of Gilat Satellite Networks Ltd . (“Gilat”) and UHP Networks Inc . and its sister company (together, “UHP”) may not be consummated for reasons including that the conditions precedent to the completion of the acquisitions may not be satisfied or the occurrence of any event change or circumstances could give rise to the termination of the agreement ; the risk that regulatory approvals will not be obtained ; the possibility that the expected synergies from recent or pending acquisitions will not be fully realized, or will not be realized within the anticipated time periods ; the risk that acquired businesses will not be integrated with Comtech successfully ; the possibility of disruption from recent or pending acquisitions making it more difficult to maintain business and operational relationships or retain key personnel ; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins ; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results ; the timing and funding of government contracts ; adjustments to gross profits on long - term contracts ; risks associated with international sales ; rapid technological change ; evolving industry standards ; new product announcements and enhancements, including the risks associated with expanding sales of Comtech's Heights TM Networking Platform (“Heights”) ; changing customer demands and or procurement strategies ; changes in prevailing economic and political conditions ; changes in the price of oil in global markets ; changes in foreign currency exchange rates ; risks associated with legal proceedings, customer claims for indemnification and other similar matters ; risks associated with Comtech's obligations under its Credit Facility ; risks associated with large contracts ; risks associated with the COVID - 19 pandemic ; and other factors described in this and Comtech's and Gilat’s other filings with the SEC . Neither Comtech nor Gilat undertakes any duty to update any forward - looking statements contained herein . 2

Use of Non - GAAP Financial Measures Text 3 In order to provide investors with additional information regarding the Company’s and Gilat’s financial results, this presentation contains "Non - GAAP financial measures" under the rules of the SEC . The Company’s and Gilat’s Adjusted EBITDA is a Non - GAAP measure that represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing costs, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellectual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other . The Company’s and Gilat’s definition of Adjusted EBITDA may differ from the definition of EBITDA or Adjusted EBITDA used by other companies and therefore may not be comparable to similarly titled measures used by other companies . Adjusted EBITDA is also a measure frequently requested by the Company’s and Gilat’s investors and analysts . The Company and Gilat believe that investors and analysts may use Adjusted EBITDA, along with other information contained in their SEC filings, in assessing the Company’s or Gilat’s performance and comparability of its results with other companies . The Company’s and Gilat’s Non - GAAP measures reflect the GAAP measures as reported, adjusted for certain items as described in Appendix II . These Non - GAAP financial measures have limitations as an analytical tool as they exclude the financial impact of transactions necessary to conduct the Company’s and Gilat’s business, such as the granting of equity compensation awards, and are not intended to be an alternative to financial measures prepared in accordance with GAAP . These measures are adjusted as described in the reconciliation of GAAP to Non - GAAP in Appendix II, but these adjustments should not be construed as an inference that all of these adjustments or costs are unusual, infrequent or non - recurring . Non - GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, financial measures determined in accordance with GAAP . Investors are advised to carefully review the GAAP financial results that are disclosed in the Company’s and Gilat’s SEC filings . 3

Text Comtech – Impact of COVID - 19  Our third quarter of fiscal 2020 corresponded precisely with the period in which worldwide restrictions on business activities were in force due to the COVID - 19 pandemic.  In response to lower sales and delayed orders, we implemented a variety of cost saving measures, including reducing global headcount by approximately 10%, reducing salaries, suspending merit increases and eliminating certain discretionary expenses. Severance costs relating to these actions were not material and our cost reduction efforts continue.  While deemed an essential business by the U.S. government, for the safety of our employees, customers, partners and suppliers, we implemented remote working arrangements, curtailed most business travel, and established social distancing safeguards at our facilities. 4  We believe that the pandemic’s worst impact on our business is largely behind us.  Our long - term fundamentals remain strong as we continue to believe we are well - positioned for growth as business conditions meaningfully improve.

Text Legacy of Complex Problem Solving Innovative Solutions for Commercial and Government Customers Thought Leader in Secure Wireless Communications Comtech - Connections that Matter® Notes See Appendix II of this presentation for the reconciliation from US GAAP to Adjusted EBITDA, which is a Non - GAAP financial measure.  We are a market leader in the growing secure wireless communications market — Satellite Ground Station Technologies — Public Safety and Location Technologies — Mission - Critical Technologies — High - Performance Transmission Technologies  We are known for solving complex problems  We have generated profits and cash flows and paid dividends 40 quarters in a row  FY 2019 was our fourth consecutive year of revenue growth and our third consecutive year of Adjusted EBITDA growth  We have strong visibility into future revenue  We believe our long - term fundamentals remain strong and we are well - positioned for growth 5

30.7% 45.0% 24.3% Domestic International U.S. Government Sales by Customer Type Overview of Q3 FY20 Performance  Q3 FY 2020 Revenue was $135.1 million  GAAP Operating Loss of ($3.1) million includes amortization of $5.5 million, depreciation of $2.7 million, stock - based compensation of $1.0 million, acquisition plan expenses of $6.0 million, and estimated contract settlement costs of $0.5 million  Adjusted EBITDA (1) ( non - GAAP) of $12.5 million or 9.2% of net sales  GAAP diluted net loss per share of ($0.16)  Non - GAAP diluted EPS (2) of $ 0 . 05 58.0% 42.0% Commercial Governm ent % of Revenue 6 Commercial Solutions Revenue $78.3M Adjusted EBITDA $11.5M Adjusted EBITDA 14.7% Government Solutions Revenue $56.8M Adjusted EBITDA $5.8M Adjusted EBITDA 10.3% Notes (1) Adjusted EBITDA represents earnings (loss) before income taxes, interest (income) and other, write - off of deferred financing cos ts, interest expense, amortization of stock - based compensation, amortization of intangibles, depreciation expense, estimated contract settlement costs, settlement of intellect ual property litigation, acquisition plan expenses, facility exit costs and strategic alternatives analysis expenses and other. (2) See Appendix II of this presentation for the reconciliation of GAAP earnings per diluted share to Non - GAAP earnings per diluted share.

Comtech Has Transformed Itself into a Wireless Leader

Approximately $404.4M or 60.2% of our FY 2019 revenues did not exist in FY 2015

2014 - 2015: Comtech explored strategic alternatives to enhance shareholder value but decided to remain independent. Shortly after, Fred Kornberg (current CEO) was named Executive Chairman with Mike Porcelain remaining as CFO.

2015: Comtech awarded multi-million dollar award for solid-state power amplifiers for in-flight entertainment and communications (IFEC) applications.

2016: Comtech awarded $45.0M contract to provide statewide Next Generation 911 IP Network and announces the availability of Heights Networking Platform Release 2.4.

2018: Comtech awarded $134.0M contract to provide 911 public safety and location technologies to a U.S. Wireless Carrier and $59.0M strategic IDIQ contract from U.S. Navy for next generation satellite ground station equipment.

2018: Comtech receives 3-year $123.6M contract award to provide sustainment services for U.S. Army's SNAP terminals (VSAT).


2014
2015
2016
2017
2018
2019

2015:

Revenue
$307.3M

Adjusted EBITDA
$51.8M

2016: Comtech announces the acquisition of TeleCommunication Systems, Inc. for $423.6M.

2018: Michael Porcelain promoted to COO and Michael Bondi promoted to CFO.

2019: Comtech announces the acquisition of Solacom Technologies, Inc. (911 solutions).

2019: Comtech announces the acquisition of Next Generation 911 Business from General Dynamics.

2019: Comtech wins a 5-year $100.0M contract to develop a NG 911 system.

Fiscal 2019

- $671.8M revenue
- $93.5M Adjusted EBITDA
- ~$1B of visibility with backlog and contracts
- 400+ engineering professionals
- Global market leader for satellite ground station equipment
- 50% market share of wireless 911 calls
- Leader in mission-critical and high-performance transmission technologies

Corporate | Large Contract Awards

7

8 $ 48.1M $ 70.7M $ 78.4M $ 93.5M ~ $99.0M 2016A 2017A 2018A 2019A 2020A $ 411.0M $ 550.4M $ 570.6M $ 671.8M > $700.0M 2016A 2017A 2018A 2019A 2020A Historical Revenue and Adjusted EBITDA Trends  Heights TM products, Next Generation 911 systems and important contract awards create strong revenue streams into the future  Recent completed acquisitions have positive impact  Long - term contract wins create stable and recurring revenue streams Revenue (2) Adjusted EBITDA (2) (3)  Room for improved margins as we focus on efficiencies and greater scale  Adjusted EBITDA supported by strong cash flow generation (2019 GAAP operating cash flows of $68.0M)  Continued investments in R&D and marketing to support long - term growth Target Target ~12% ~13% ~14% ~14% ~14% Adjusted EBITDA as a % of Revenue Notes (1) Comtech’s fiscal year end is July 31. (2) Does not include impact of recently announced acquisitions of UHP and Gilat. (3) See Appendix II of this presentation for the reconciliation from US GAAP to Adjusted EBITDA. (USD in Millions) Comtech Acquires TCS

9 Comtech Participates in Growing Markets High speed in - flight connectivity is fast becoming a necessity for travelers and an imperative for airlines Increased threats of electronic warfare and demand for high - bandwidth battlefield communications Ultimate transition to 5G will increase data usage, requiring greater satellite backhaul In - Flight Satellite Connectivity Satellite Cellular Backhaul for 3G/4G and 5G Military Communications Modernization Strategy to obtain a leading position in IFC, with end - to - end solutions We offer a complete set of cellular backhaul capabilities and can provide customers with end - to - end solutions Comtech has strong relationships with military customers (including the U.S. Government) Comtech is Well Positioned to Take Advantage of Key Marketplace Trends Expected Growth in LEO / MEO / HTS & VHTS Satellite Constellations Will Require Significant Investment In Ground Infrastructure and Comtech Will Be Poised to Benefit Next - Generation 911 Upgrades Comtech offers state of the art 911 call handling and NG - 911 solutions, including precise location State and local governments must upgrade existing 911 call handling and next - generation systems

10 Comtech’s Two Segments Have Common Capabilities Text We leverage several key competencies, including R&D and engineering, across both segments to deliver superior capabilities to customers Secure Wireless Technology Communications Commercial Solutions Revenue $357.3M 53.2% of Total Adjusted EBITDA $66.6M 18.6% Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 19.2% Domestic: 53.9% International: 26.9% Government Solutions Revenue $314.5M 46.8% of Total Adjusted EBITDA $35.6M 11.3% Adjusted EBITDA Margin Geography / Customer Type U.S. Government: 63.8% Domestic: 12.5% International: 23.7% Customer Examples Customer Examples Fiscal 2019 Customer Type as a % of Consolidated Revenue Market Leadership Positions Shared Relationships with Blue - Chip Customers 40.1% 34.5% 25.4% Domestic International U.S. Government Fiscal 2019 Results: Fiscal 2019 Results:

Comtech Has A Proven Track Record of Successful Acquisitions

Acquisition Close Date Purch Price	Extensive Acquisition Experience with Successful Integrations	
	Recent Successful Transactions	**Rationale and Highlights**
Feb 2016 **$423.6M**	TCS is a leading provider of 911 public safety services, trusted location and satellite-based mission critical solutions	✓ Entry into the 911 public safety and location markets and significantly strengthened our U.S. Government business, created scale and diversified earnings
Feb 2019 **$31.5M**	Solacom is a leading provider of Next Generation 911 solutions for public safety agencies	✓ Further expanded presence in growing 911 public safety market and increased recurring revenues
Apr 2019 **$11.0M**	GD NG-911 offers a 9-1-1 emergency communications system to state and local government clients	✓ Helped secure a five-year $100.0M contract to develop and maintain a cloud-based NG-911 platform for a northeastern state in the U.S.
Jan 2020 **$23.7M**	CGC is a leading provider of high precision full motion fixed and mobile X/Y satellite tracking antennas	✓ Addresses customer requirements for expected growth in LEO and MEO satellite constellations
Feb 2020 **$1.2M**	NG-911, Inc. is a pioneer of Next Generation 911 solutions for public safety in the Midwest	✓ Allows us to cost-effectively expand sales of our industry leading Solacom Guardian call management solutions
Pending **$38.0M**	UHP is a leading provider of innovative and disruptive satellite ground station technology solutions	✓ Expands our product line in the satellite ground station market, with its growing need for reliable, high capacity satellite equipment, particularly in the VSAT market
Pending **$532.5M**	Gilat is a worldwide leader in satellite networking technology, solutions and services	✓ Provides market leading positions in the satellite ground station and in-flight connectivity solutions markets and deep expertise in operating large network infrastructures

COMTECH TELECOMMUNICATIONS CORP.
11

12 x In May 2020, we agreed to amend the terms of the agreement, which we originally announced in November 2019. x The aggregate purchase price was reduced by 24% from $50 million to $38 million. x Cash consideration will be $5 million, with the remainder of the consideration to be paid in shares of common stock, cash, or a combination of both, at our election at the time of closing. x The transaction remains subject to customary closing conditions, including necessary regulatory approval to allow us to purchase UHP's sister company, which is headquartered in Moscow. x The acquisition of Gilat remains subject to certain conditions to closing, including regulatory approval in Russia. x In May 2020, we received notification from the Federal Antimonopoly Service of the Russian Federation that it was extending the review period for our application pending a decision under the Foreign Investment Law, to determine whether approval is required from the Chairman of the Russian Government Commission for Supervising Foreign Investments. Acquisition Status Update Acquisition Status Update UHP Gilat NG - 911, Inc. x During the third quarter of fiscal 2020, we closed on our acquisition of this pioneer of Next Generation 911 solutions for public safety agencies in the Midwest. x The acquisition allows us to cost - effectively expand sales of our industry leading Solacom Guardian call management solutions for public safety. x Through the acquisition, we secured several multi - year contracts valued at more than $15.0 million to deploy new call - handling solutions in the Midwest.

Commercial Solutions Segment – Growth Drivers

Satellite Ground Station Technologies



High-Performance Satellite Modems



Solid-State and Traveling Wave Tube Amplifiers

Public Safety and Location Technologies


911

Software for Cellular 911 Call Routing and Next Generation 911







Software that Generates the Triangle & Dot for Advanced Location Mapping

Satellite Ground Station Technologies

- Cellular Backhaul
- High-Throughput Satellites
- Upgrades to HDTV / 4K
- In-Flight Entertainment and Connectivity (IFEC)

Public Safety and Location Technologies

- Cellular Call Routing and Next Generation 911
- Advanced Location and Mapping Services
- SMS Text Messaging used for 911 & Critical Applications

Market Size and Growth Rates

$2.4 billion[1] Wireless backhaul equipment	**$350 million**[2] Next Generation 911 market	**$402 million**[3] Location-based services revenue
~16.5% per year[1] 2018-2028, Wireless backhaul equipment	**~17% per year**[2] 2016-2022, Next Generation 911 market	**~4% per year**[3] 2016-2018, location-based services revenue

Notes
(1) Northern Sky Research, Wireless Backhaul & 5G via Satellite, 13th Ed., April 2019. Market size for 2018.
(2) Frost & Sullivan, Next Generation 911 (NG911) Market Insight, 2017. Market size forecast by year 2022.
(3) ABI Research, Location Technologies, 2015. World market size forecast by year 2018.

COMTECH TELECOMMUNICATIONS CORP.
13

Government Solutions Segment – Growth Drivers

Mission-Critical Technologies



Tactical Satellite-based VSATs



U.S. Army SNAP 850+ Systems Deployed



Satellite Ground Station Products and Space Components

High-Performance Transmission Technologies



Amplifiers for Identification, Friend or Foe and Electronic Warfare Applications



Over-the-Horizon Microwave Systems



COMET

Mission-Critical Technologies

- Tactical Satellite-based VSATs
- Supply Chain Management of Satellite Ground Station and Space Components
- Field Support Operations for Satellite and Wireless Communications

High-Performance Transmission Technologies

- Solid State High-Power Amplifiers Used for Electronic Warfare, Jamming, Medical & Aviation Applications
- Over-the-Horizon Troposcatter Technologies which Transmit Data over Unfriendly or Inaccessible Terrain

Market Size and Growth Rates

~$132 billion[1] Global C4ISR market	**$277 million**[2] Non-line-of-sight Microwave Network Equipment market will reach $834 million by 2020
~4% per year[1] 2018-2026, global C4ISR market	**~25% per year**[2] 2015-2020, Non-line-of-sight Microwave Network Equipment market

Notes

(1) Research and Markets, The Global C4ISR Market 2018-2026 - Market Size and Drivers: Market Profile, 2018. Market size forecast by 2026.

(2) IHS Technology "Microwave Network Equipment Quarterly Market Tracker: Regional, Q2 2016". Market size estimated for 2015.

COMTECH TELECOMMUNICATIONS CORP.

14

15 Financials

16 We Have Visibility into ~ $1.0 Billion of Future Revenue Commercial Solutions Government Solutions $456.5M $604.5M $184.2M $521.2M $148.0M $337.0M Backlog Contracts in Place, Not in Backlog Revenue Visibility $640.7 $1,125.7M $485.0M As of April 30, 2020 As of April 30, 2020 (1) Notes (1) Examples of contracts in place, not in backlog, include the unfunded portions of the U.S. Marine Corps troposcatter subco ntr act, the U.S. Army Global FSR contract and the U.S. Army GTACS contract. (2) See previous pages for discussion of recently announced acquisitions. Does not include the impact of the recently announced acquisitions of UHP and Gilat (2) As of April 30, 2020

17 Strong Visibility with Growing Markets History of Long - Term Capital Return to Stockholders Commitment to Innovation and Engineering Experienced Management Team Market Leadership Positions We Believe the Future is Bright for Many Years to Come

18 Appendix I Historical Data and Trends

Recent Quarterly Operating Results Text Q3 Q4 Q1 Q2 Q3 2019 2019 2020 2020 2020 Revenue Commercial Solutions 89,600$ 102,985$ 94,314$ 96,122$ 78,311$ Government Solutions 80,848 73,387 75,953 65,532 56,810 Total Revenue 170,448$ 176,372$ 170,267$ 161,654$ 135,121$ Net Income (Loss) 7,612$ 6,135$ 6,388$ 3,495$ (3,989)$ Adjusted EBITDA 24,038$ 28,251$ 20,615$ 21,185$ 12,471$ % of Revenue GAAP Gross Profit 37.8% 36.3% 37.3% 37.5% 39.2% GAAP R&D Expenses 7.9% 8.9% 8.7% 8.5% 9.1% GAAP SG&A Expenses 19.6% 17.8% 18.7% 18.2% 23.9% GAAP Operating Income 6.6% 5.9% 5.5% 3.8% N/A (1) Net Income 4.5% 3.5% 3.8% 2.2% N/A (1) Adjusted EBITDA (2) 14.1% 16.0% 12.1% 13.1% 9.2% Notes (1) Comtech reported an operating loss of $3.1 million and a net loss of $4.0 million, respectively, for the three months end ed April 30, 2020. (2) See Appendix II of this presentation for the reconciliation of reported Net Income to Adjusted EBITDA. (3) Comtech’s fiscal year end is July 31. $ in 000s 19

Recent Annual Operating Results Text 2016 2017 2018 2019 Revenue Commercial Solutions 248,955$ 330,867$ 345,076$ 357,293$ Government Solutions 162,049 219,501 225,513 314,504 Total Revenue 411,004$ 550,368$ 570,589$ 671,797$ Net Income (Loss) (7,738)$ 15,827$ 29,769$ 25,041$ Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ % of Revenue GAAP Gross Profit 41.7% 39.6% 39.2% 36.8% GAAP R&D Expenses 10.3% 9.9% 9.4% 8.4% GAAP SG&A Expenses (1) 23.1% 21.1% 20.0% 19.1% GAAP Operating Income (Loss) (0.1)% 6.7% 6.2% 6.2% Net Income (Loss) (1.9)% 2.9% 5.2% 3.7% Adjusted EBITDA (2) 11.7% 12.8% 13.7% 13.9% GAAP EPS (0.46)$ 0.67$ 1.24$ 1.03$ $ in 000s Notes (1) In FY 2016 and FY 2019, acquisition plan expenses were presented as a separate line item , and therefore they are not included in the SG&A percentage . (2) See Appendix II of this presentation for the reconciliation of reported Net Income (Loss) to Adjusted EBITDA. (3) Comtech’s fiscal year end is July 31. 2016: Fiscal 2016 impacted by TCS acquisition 2017: Excluding $18.8 million of favorable adjustments (described in our Form 10 - K), GAAP operating income would have been 3.3% of net sales 20 2018: Includes $11.8 million, or $0.49 per diluted share, discrete tax benefit (“Tax Gain”) primarily due to Tax Reform

2016 2017 2018 2019 YTD 2020 $162,049 $219,501 $225,513 $314,504 $198,295 Government Solutions Historical Revenue Results Text Note (1) Comtech’s fiscal year end is July 31 . 2016 2017 2018 2019 YTD 2020 $248,955 $330,867 $345,076 $357,293 $268,747 Commercial Solutions $ in 000s $ in 000s 21 2016 2017 2018 2019 YTD 2020 $411,004 $550,368 $570,589 $671,797 $467,042 Consolidated Revenue $ in 000s

Our Customer Base Text Notes (1) Comtech’s fiscal year end is July 31. (2) Totals may not foot due to rounding . 2016 2017 2018 2019 YTD 2020 41% 33% 36% 40% 38% 29% 39% 39% 35% 39% 30% 28% 26% 25% 23% U.S. Government Domestic International 22

Historical Bookings & Backlog Text Note (1) Comtech’s fiscal year end is July 31 . $ in 000s $ in 000s Bookings Total Backlog 23 2016 2017 2018 2019 YTD 2020 $451,278 $512,593 $755,054 $724,056 $424,789 2016 2017 2018 2019 YTD 2020 $484,005 $446,230 $630,695 $682,954 $640,702

Total Research and Development Expense Text $ in 000s Notes (1) Research and development expense includes company - funded and customer - funded. (2) Comtech’s fiscal year end is July 31. 2016 2017 2018 2019 YTD 2020 $59,622 $81,310 $70,793 $71,086 $49,160 $ in 000s Research and Development Expense 24

Recent Balance Sheet Trends Text Balance Sheet Notes (1) As defined in our Credit Facility, as amended. (2) Comtech’s fiscal year end is July 31. $ in 000s Apr. 30, Jul. 31, Oct. 31, Jan. 31, Apr. 30, 2019 2019 2019 2020 2020 Cash and Cash Equivalents 45,152$ 45,576$ 46,873$ 46,471$ 50,634$ Working Capital 127,541 134,967 143,856 126,400 116,863 Total Assets 903,487 887,711 931,022 949,942 951,732 Current and Long-Term Debt (1) 174,965$ 165,757$ 169,567$ 158,000$ 159,400$ Stockholders' Equity 524,949 535,082 537,644 551,203 545,825 Total Capitalization 699,914$ 700,839$ 707,211$ 709,203$ 705,225$ 25

Market Data Text General Market Information Nasdaq Symbol: CMTL Institutional Holders (2) : 227 52 - Week Range (1) : $11.70 - $37.79 Analyst Coverage: 6 Source: Nasdaq Analysts Notes (1) 52 - week range indicates the high and low closing prices during the period of May 1, 2019 through April 30, 2020. (2) As of May 26, 2020. 26 Institution Analyst Name Citibank N.A. Asiya Merchant Jefferies Group LLC George Notter Noble Capital Markets Joe Gomes Northland Capital Markets Michael Latimore Quilty Analytics Chris Quilty Singular Research LLC Chris Sakai

27 Appendix II Reconciliation of GAAP to Non - GAAP Financial Measures

Reconciliation of CMTL GAAP to Non-GAAP Financial Measures

Adjusted EBITDA	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Reported net income (loss)	$ 7,612	$ 6,135	$ 6,388	$ 3,495	$ (3,989)
Income tax expense (benefit)	1,547	2,078	1,145	1,117	(759)
Net interest expense & other	2,137	2,192	1,727	1,622	1,612
Stock-based compensation expense	1,119	8,071	879	1,238	981
Depreciation and amortization	7,454	8,516	7,857	7,950	8,167
Estimated contract settlement costs	2,465	-	230	(262)	476
Acquisition plan expenses	1,704	1,259	2,389	6,025	5,983
Adjusted EBITDA	$ 24,038	$ 28,251	$ 20,615	$ 21,185	$ 12,471

Operating Income	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Operating income (loss)	$ 11,296	$ 10,405	$ 9,260	$ 6,234	$ (3,136)
Acquisition plan expenses	1,704	1,259	2,389	6,025	5,983
Estimated contract settlement costs	2,465	-	230	(262)	476
Adjusted operating income	$ 15,465	$ 11,664	$ 11,879	$ 11,997	$ 3,323

Net Income (loss)	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Net income (loss)	$ 7,612	$ 6,135	$ 6,388	$ 3,495	$ (3,989)
Acquisition plan expenses	1,312	966	1,840	4,639	4,128
Estimated contract settlement costs	1,898	-	177	(202)	328
Net discrete tax (benefit) expense	(559)	116	(588)	57	713
Adjusted net income	$ 10,263	$ 7,217	$ 7,817	$ 7,989	$ 1,180

Notes
(1) See statement regarding the use of Non-GAAP financial measures in the front of this presentation.
(2) Dollar amounts in thousands, except per share information. Comtech's fiscal year end is July 31.

COMTECH 28

Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Text Adjusted EBITDA 2016 2017 2018 2019 YTD 2020 Reported net (loss) income (7,738)$ 15,827$ 29,769$ 25,041$ 5,894$ Income tax (benefit) expense (454) 9,654 (5,143) 3,869 1,503 Write-off of deferred financing costs - - - 3,217 - Net interest expense & other 7,616 11,561 10,449 9,280 4,961 Stock-based compensation expense 4,117 8,506 8,569 11,427 3,098 Depreciation and amortization 23,245 37,177 34,730 30,247 23,974 Estimated contract settlement costs - - - 6,351 444 Settlement of intellectual property litigation - (12,020) - (3,204) - Acquisition plan expenses 21,276 - - 5,871 14,397 Facility exit costs - - - 1,373 - Adjusted EBITDA 48,062$ 70,705$ 78,374$ 93,472$ 54,271$ Earnings (Loss) per Diluted Share 2016 2017 2018 2019 YTD 2020 GAAP (loss) earnings per diluted share (0.46)$ 0.67$ 1.24$ 1.03$ 0.24$ Acquisition plan expenses 1.03 - - 0.19 0.40 Estimated contract settlement costs - - - 0.20 0.01 Net discrete tax benefit (including Tax Reform) - - (0.49) (0.12) (0.03) Settlement of intellectual property litigation - (0.33) - (0.10) - Write-off of deferred financing costs - - - 0.10 - Facility exit costs - - - 0.04 - Non-GAAP earnings per diluted share 0.57$ 0.34$ 0.75$ 1.34$ 0.62$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding. 29

Reconciliation of CMTL GAAP to Non - GAAP Financial Measures (cont’d) Text Earnings (Loss) per Diluted Share Q1 2019 Q2 2019 Q3 2019 Q4 2019 FY19 Q1 2020 Q2 2020 Q3 2020 YTD FY20 GAAP earnings (loss) per diluted share 0.14$ 0.32$ 0.31$ 0.25$ 1.03$ 0.26$ 0.14$ (0.16)$ 0.24$ Acquisition plan expenses 0.04 0.06 0.05 0.04 0.19 0.07 0.19 0.16 0.40 Estimated contract settlement costs - 0.12 0.08 - 0.20 0.01 (0.01) 0.01 0.01 Settlement of intellectual property litigation - (0.10) - - (0.10) - - - - Net discrete tax expense (benefit) (0.10) - (0.02) - (0.12) (0.02) - 0.03 (0.03) Write-off of deferred financing costs 0.10 - - - 0.10 - - - - Facility exit costs 0.04 - - - 0.04 - - - - Non-GAAP earnings per diluted share 0.22$ 0.40$ 0.42$ 0.29$ 1.34$ 0.32$ 0.32$ 0.05$ 0.62$ Notes (1) See statement regarding the use of Non - GAAP financial measures in the front of this presentation. (2) Dollar amounts in thousands, except per share information. Comtech’s fiscal year end is July 31. (3) Totals may not foot due to rounding. 30

Additional Information and Where to Find It Text This presentation contains information in respect of a proposed business combination involving Comtech and Gilat . This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . In connection with the proposed business combination involving Comtech and Gilat, a Registration Statement on Form S - 4 (File No . 333 - 236840 ) has been filed with and declared effective by the SEC . This document is not a substitute for the prospectus / proxy statement included in the Registration Statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction . Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement / final prospectus contained in the Registration Statement and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction . You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website ( www . sec . gov ) . In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www . comtechtel . com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www . Gilat . com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat) . This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . 2 31

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Additional Information and Where to Find It

This filing is being made in respect of a proposed business combination involving Comtech and Gilat. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. In connection with the proposed business combination involving Comtech and Gilat, a Registration Statement on Form S-4 (File No. 333-236840) has been filed with and declared effective by the SEC. This document is not a substitute for the prospectus / proxy statement included in the Registration Statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the definitive proxy statement / final prospectus contained in the Registration Statement and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech’s management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: the risk that the acquisitions of Gilat and UHP Networks Inc. and its sister company (together, “UHP”) may not be consummated for reasons including that the conditions precedent to the completion of the acquisitions may not be satisfied or the occurrence of any event change or circumstances could give rise to the termination of the agreement; the risk that regulatory approvals will not be obtained; the possibility that the expected synergies from recent or pending acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that acquired businesses will not be integrated with Comtech successfully; the possibility of disruption from recent or pending acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with expanding sales of Comtech's HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; risks associated with the COVID-19 pandemic; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.